Exhibit 99.1

PRELIMINARY NOTE

This Interim Report should be read in conjunction with the consolidated financial statements and accompanying notes included elsewhere in this Interim Report and with our Annual Report on Form 20-F, for the year ended December 31, 2016.

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and are presented in U.S. Dollars. These statements and discussion below contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, objectives, expectations and intentions and other statements contained in this Interim Report that are not historical facts, as well as statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning. Such statements address future events and conditions concerning matters such as, but not limited to, our earnings, cash flow, liquidity and capital resources, compliance with debt and other restrictive financial and operating covenants, interest rates, dividends, and acquisitions and dispositions of aircraft. These statements are based on current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in political, economic, business, competitive, market and regulatory factors. We believe that these factors include, but are not limited to those described under Item 3 “Key Information — Risk Factors” and elsewhere in our Annual Report on Form 20-F, for the year ended December 31, 2016.

Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward looking statements to reflect events, developments or circumstances after the date of this document, a change in our views or expectations, or to reflect the occurrence of future events.

Unless the context requires otherwise, when used in this Interim Report, (1) the terms “Fly,” “Company,” “we,” “our” and “us” refer to Fly Leasing Limited and its subsidiaries; (2) the term “B&B Air Funding” refers to our subsidiary, Babcock & Brown Air Funding I Limited; (3) the term “Fly Acquisition III” refers to our subsidiary, Fly Acquisition III Limited; (4) all references to our shares refer to our common shares held in the form of American Depositary Shares, or ADSs; (5) the term “BBAM LP” refers to BBAM Limited Partnership and its subsidiaries and affiliates; (6) the terms “BBAM” and “Servicer” refer to BBAM Aircraft Management LP, BBAM Aircraft Management (Europe) Limited, BBAM Aviation Services Limited and BBAM US LP, collectively; (7) the term “Manager” refers to Fly Leasing Management Co. Limited, the Company’s manager; and (8) the term “GAAM” refers to Global Aviation Asset Management.

PART I — FINANCIAL INFORMATION

Item 1.	Financial Statements

Fly Leasing Limited
Consolidated Balance Sheets

AT SEPTEMBER 30, 2017 (UNAUDITED) AND DECEMBER 31, 2016 (AUDITED)
(Dollars in thousands, except par value data)

	September 30, 2017	December 31, 2016
Assets
Cash and cash equivalents	$272,080	$517,964
Restricted cash and cash equivalents	122,134	94,123
Rent receivables	634	419
Investment in unconsolidated subsidiary	8,077	7,700
Investment in finance lease, net	14,219	15,095
Flight equipment held for sale, net	22,499	—
Flight equipment held for operating lease, net	2,949,628	2,693,821
Maintenance rights, net	116,863	101,969
Deferred tax assets, net	7,149	7,445
Fair value of derivative assets	1,879	1,905
Other assets, net	8,374	6,568
Total assets	$3,523,536	$3,447,009

Liabilities
Accounts payable and accrued liabilities	$26,706	$13,786
Rentals received in advance	14,815	13,123
Payable to related parties	2,028	5,042
Security deposits	49,249	42,495
Maintenance payment liability	240,593	182,571
Unsecured borrowings, net	692,877	691,390
Secured borrowings, net	1,885,963	1,831,985
Deferred tax liability, net	24,376	19,847
Fair value of derivative liabilities	10,291	13,281
Other liabilities	32,938	40,254
Total liabilities	2,979,836	2,853,774

Shareholders’ equity
Common shares, $0.001 par value; 499,999,900 shares authorized; 28,697,805 and 32,256,440 shares issued and outstanding at September 30, 2017 and December 31, 2016, respectively	29	32
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—	—
Additional paid-in capital	489,447	536,922
Retained earnings	61,454	66,026
Accumulated other comprehensive loss, net	(7,230)	(9,745)
Total shareholders’ equity	543,700	593,235
Total liabilities and shareholders’ equity	$3,523,536	$3,447,009

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited
Consolidated Statements of Income (Loss)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016 (UNAUDITED)
(Dollars in thousands, except per share data)
	Three months ended September 30, 2017	Three months ended September 30, 2016	Nine months ended September 30, 2017	Nine months ended September 30, 2016

Revenues
Operating lease revenue	$85,554	$80,677	$243,466	$231,969
Finance lease revenue	181	226	554	2,002
Equity earnings from unconsolidated subsidiary	125	140	377	404
Gain on sale of aircraft	—	4,103	—	9,689
Interest and other income	359	151	920	375
Total revenues	86,219	85,297	245,317	244,439
Expenses
Depreciation	34,145	31,389	99,270	88,890
Aircraft impairment	22,000	—	22,000	4,122
Interest expense	32,677	31,079	96,400	91,387
Selling, general and administrative	6,956	8,369	23,226	24,022
Ineffective, dedesignated and terminated derivatives	(19)	79	354	343
Net loss on modification and extinguishment of debt	82	7	2,511	5,146
Maintenance and other costs	406	274	1,636	1,928
Total expenses	96,247	71,197	245,397	215,838
Net income (loss) before provision (benefit) for income taxes	(10,028)	14,100	(80)	28,601
Provision (benefit) for income taxes	2,476	(8,842)	4,492	(6,118)
Net income (loss)	$(12,504)	$22,942	$(4,572)	$34,719

Weighted average number of shares:
Basic	29,299,976	32,824,486	30,958,898	33,561,684
Diluted	29,299,976	32,824,486	30,958,898	33,561,684
Earnings (loss) per share:
Basic and Diluted	$(0.43)	$0.70	$(0.15)	$1.03
Dividends declared and paid per share	$—	$—	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited
Consolidated Statements of Comprehensive Income (Loss)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016 (UNAUDITED)
(Dollars in thousands)

	Three months ended September 30, 2017	Three months ended September 30, 2016	Nine months ended September 30, 2017	Nine months ended September 30, 2016

Net income (loss)	$(12,504)	$22,942	$(4,572)	$34,719
Other comprehensive income (loss), net of tax
Change in fair value of derivatives, net of deferred tax (1)	395	2,867	1,544	(5,446)
Reclassification from other comprehensive loss into earnings due to termination of derivative liabilities, net of deferred tax (2)	—	—	—	(10)
Reclassification from other comprehensive loss into earnings due to derivatives that no longer qualified for hedge accounting treatment, net of deferred tax (3)	334	419	971	419
Comprehensive income (loss)	$(11,775)	$26,228	$(2,057)	$29,682

(1)
The associated deferred tax expense was $0.1 million and $0.3 million for the three and nine months ended September 30, 2017, respectively. The associated deferred tax expense was $0.4 million and deferred tax benefit was $0.7 million for the three and nine months ended September 30, 2016, respectively.

(2)	The associated deferred tax benefit was $1,000 for the nine months ended September 30, 2016.

(3)
The associated deferred tax expense was $33,000 and $0.1 million for the three and nine months ended September 30, 2017, respectively. The associated deferred tax expense was $0.1 million for each of the three and nine months ended September 30, 2016.

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited
Consolidated Statements of Cash Flows

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016 (UNAUDITED)
(Dollars in thousands)

	Nine months ended September 30, 2017	Nine months ended September 30, 2016
Cash Flows from Operating Activities
Net income (loss)	$(4,572)	$34,719
Adjustments to reconcile net income (loss) to net cash flows provided by operating activities:
Equity in earnings from unconsolidated subsidiary	(377)	(404)
Finance lease revenue	(554)	(2,002)
Gain on sale of aircraft	—	(9,689)
Depreciation	99,270	88,890
Aircraft impairment	22,000	4,122
Amortization of debt discounts and debt issuance costs	6,053	7,205
Amortization of lease incentives	5,602	7,090
Amortization of lease premiums, discounts and other items	289	300
Amortization of GAAM acquisition fair value adjustments	928	1,305
Net loss on debt modification and extinguishment	2,511	4,096
Unrealized foreign exchange loss	2,004	750
Provision (benefit) for deferred income taxes	4,457	(6,304)
Loss on derivative instruments	105	349
Security deposits and maintenance payment liability recognized into earnings	—	(3,450)
Security deposits and maintenance payment claims applied towards operating lease revenues	—	(774)
Cash receipts from maintenance rights	—	6,150
Changes in operating assets and liabilities:
Rent receivables	(2,441)	(731)
Other assets	(1,925)	(1,395)
Payable to related parties	(9,061)	(9,765)
Accounts payable, accrued liabilities and other liabilities	13,757	5,542
Net cash flows provided by operating activities	138,046	126,004
Cash Flows from Investing Activities
Rent received from finance lease	1,430	2,777
Purchase of flight equipment	(383,426)	(505,824)
Proceeds from sale of aircraft, net	—	273,877
Payments for aircraft improvement	(5,157)	(2,266)
Payments for lessor maintenance obligations	(12,123)	(1,942)
Net cash flows used in investing activities	(399,276)	(233,378)
Cash Flows from Financing Activities
Restricted cash and cash equivalents	(27,828)	113,025
Security deposits received	7,196	3,920
Security deposits returned	(3,554)	(6,640)
Maintenance payment liability receipts	56,439	54,654
Maintenance payment liability disbursements	(13,734)	(6,068)
Net swap termination payments	—	(709)
Debt extinguishment costs	(602)	—
Debt issuance costs	(307)	(1,169)
Proceeds from secured borrowings	184,685	408,282
Repayment of secured borrowings	(140,194)	(371,579)
Shares repurchased	(47,010)	(37,899)
Net cash flows provided by financing activities	15,091	155,817
Effect of exchange rate changes on cash and cash equivalents	255	62
Net increase (decrease) in cash and cash equivalents	(245,884)	48,505
Cash and cash equivalents at beginning of period	517,964	275,998
Cash and cash equivalents at end of period	$272,080	$324,503

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited

Notes to Consolidated Financial Statements
For the three and nine months ended September 30, 2017

1. ORGANIZATION

Fly Leasing Limited (the “Company” or “Fly”) is a Bermuda exempted company that was incorporated on May 3, 2007, under the provisions of Section 14 of the Companies Act 1981 of Bermuda. The Company was formed to acquire, finance, lease and sell commercial jet aircraft directly or indirectly through its subsidiaries.

Although the Company is organized under the laws of Bermuda, it is a resident of Ireland for tax purposes and is subject to Irish corporation tax on its income in the same way, and to the same extent, as if the Company were organized under the laws of Ireland.

In accordance with the Company’s amended and restated bye-laws, Fly issued 100 shares (“Manager Shares”) with a par value of $0.001 to Fly Leasing Management Co. Limited (the “Manager”) for no consideration. Subject to the provisions of the Company’s amended and restated bye-laws, the Manager Shares have the right to appoint the nearest whole number of directors to the Company which is not more than 3/7th of the number of directors comprising the board of directors. The Manager Shares are not entitled to receive any dividends, are not convertible into common shares and, except as provided for in the Company’s amended and restated bye-laws, have no voting rights.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PREPARATION

Fly is a holding company that conducts its business through its subsidiaries. The Company directly or indirectly owns all of the common shares of its consolidated subsidiaries. The consolidated financial statements presented are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). The consolidated financial statements include the accounts of Fly and all of its subsidiaries. In instances where it is the primary beneficiary, Fly will consolidate a Variable Interest Entity (“VIE”). Fly is deemed the primary beneficiary when it has both the power to direct the activities of the VIE that most significantly impact the economic performance of such VIE, and it bears the significant risk of loss and participates in gains of the VIE. All intercompany transactions and balances have been eliminated. The consolidated financial statements are stated in U.S. Dollars, which is the principal operating currency of the Company.

The Company's interim financial statements reflect all normally recurring adjustments that are necessary to fairly state the results for the interim periods presented. Certain information and footnote disclosures required by U.S. GAAP for complete annual financial statements have been omitted and, therefore, the Company's interim financial statements should be read in conjunction with its Annual Report on Form 20-F for the year ended December 31, 2016, filed with the SEC on March 15, 2017. The results of operations for the three and nine months ended September 30, 2017 are not necessarily indicative of those for a full fiscal year.

The Company has one operating and reportable segment which is aircraft leasing.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, deferred tax assets, liabilities and reserves. To the extent available, the Company utilizes industry specific resources, third-party appraisers and other materials to support management’s estimates, particularly with respect to flight equipment. Despite management’s best efforts to accurately estimate such amounts, actual results could differ from those estimates.

NEW ACCOUNTING PRONOUNCEMENTS

In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 outlines a single comprehensive model for entities to use in accounting for revenues arising from contracts with customers. Under the guidance, revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services. In addition, the guidance requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The guidance specifically notes that lease contracts are a scope exception. The Company does not expect its adoption to have a significant impact on the consolidated financial statements and the related footnotes because lease revenue, which comprises the majority of the Company's revenue, is excluded from the scope of this guidance. The guidance will be effective for annual reporting periods (including interim periods) beginning after December 15, 2017. The Company plans to adopt the guidance effective January 1, 2018.

In February 2016, FASB issued its new lease guidance, ASU 2016-02, Leases (Topic 842). Under the new guidance, lessees will be required to recognize the following for all leases (with the exception of short-term leases) on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. FASB has decided that lessors would be precluded from recognizing selling profit and revenue at lease commencement for any finance lease that does not transfer control of the underlying asset to the lessee. In addition, the new guidance will require lessors to capitalize, as initial direct costs, only those costs that are incurred due to the execution of a lease. Any other costs incurred, including allocated indirect costs, will no longer be capitalized and instead will be expensed as incurred. As of September 30, 2017, the Company had approximately $1.9 million of unamortized lease cost. The guidance will be effective for annual reporting periods (including interim periods) beginning after December 15, 2018, and early adoption will be permitted. The new guidance must be adopted using the modified retrospective method. The Company is progressing in its assessment of the impact of ASC 842 and is concurrently gathering business requirements for the implementation of ASC 842. The Company plans to adopt the guidance effective January 1, 2019.

In August 2016, FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230). The new guidance is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. The Company is currently evaluating the potential impact the adoption of the guidance will have on its statement of cash flows. The guidance will be effective for annual reporting periods (including interim periods) beginning after December 15, 2017. Early adoption is permitted, provided that all of the amendments are adopted in the same period. The guidance requires application using a retrospective transition method. The Company plans to adopt the guidance effective January 1, 2018.

In October 2016, FASB issued ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory, which requires the recognition of current and deferred income taxes for intra-entity asset transfers, other than inventory, when the transfer occurs. Historically, the income tax consequence was not recognized until the asset was sold to a third party. The Company is currently evaluating the potential impact the adoption of the guidance will have on its consolidated financial condition, results of operations and cash flows. The guidance will be effective for annual reporting periods (including interim periods) beginning after December 15, 2017, and early adoption will be permitted. The Company plans to adopt the guidance effective January 1, 2018.

In November 2016, FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230). ASU 2016-18 provides guidance on the presentation of restricted cash and restricted cash equivalents in the statement of cash flows. The guidance requires entities to show the changes in total of cash, cash equivalents, restricted cash and restricted cash equivalents. As a result, entities will no longer present transfers between cash and cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows. The guidance requires application using a retrospective transition method to each period presented. The Company anticipates that the adoption of the guidance will have an effect on the financing section of its statement of cash flows. The guidance will be effective for annual reporting periods (including interim periods) beginning after December 15, 2017, and early adoption will be permitted. The Company plans to adopt the guidance effective January 1, 2018.

In August 2017, FASB issued ASU 2017-12, Derivatives and Hedging (Topic 815). ASU 2017-12 is intended to more closely align hedge accounting with companies’ risk management strategies, simplify the application of hedge accounting, and increase transparency as to the scope and results of hedging programs. Under the guidance, if a cash flow hedge is highly effective, all changes in the fair value of the derivative hedging instrument will be recorded in other comprehensive income, and reclassified to earnings when the hedged item impacts earnings. After initial qualification, the new guidance permits a qualitative effectiveness assessment for certain hedges instead of a quantitative test, such as a regression analysis, if the company can reasonably support an expectation of high effectiveness throughout the term of the hedge. An initial quantitative test to establish that the hedge relationship is highly effective is still required. Additional disclosures include cumulative basis adjustments for fair value hedges and the effect of hedging on individual income statement line items. The guidance will be effective for annual reporting periods (including interim periods) beginning after December 15, 2018, and early adoption will be permitted. The Company plans to adopt the guidance effective January 1, 2019.

3. SUPPLEMENTAL DISCLOSURE TO CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended September 30, 2017	Nine months ended September 30, 2016
	(Dollars in thousands)
Cash paid during the period for:
Interest	$76,549	$70,458
Taxes	1,918	352
Noncash Activities:
Security deposits applied to rent receivables, maintenance payment liability and rentals received in advance	1,472	—
Maintenance payment liability applied to rent receivables	68	—
Other liabilities applied to maintenance payment liability, security deposits, and rent receivables	690	1,590
Noncash investing activities:
Aircraft improvement	192	387
Noncash activities in connection with purchase of aircraft	10,802	2,475
Noncash activities in connection with sale of aircraft	—	46,536

4. INVESTMENT IN FINANCE LEASE

At September 30, 2017 and December 31, 2016, the Company had one investment in finance lease, which was reclassified from an operating lease to a finance lease during the fourth quarter of 2016. The implicit interest rate in this finance lease was 5%. During the three and nine months ended September 30, 2017, the Company recognized finance lease revenue totaling $0.2 million and $0.6 million, respectively.

The Company’s net investment in finance lease consisted of the following (dollars in thousands):

	September 30, 2017	December 31, 2016
Total minimum lease payments receivable	$13,650	$15,080
Estimated unguaranteed residual value of leased asset	4,227	4,227
Unearned finance income	(3,658)	(4,212)
Net Investment in Finance Lease	$14,219	$15,095

During the nine months ended September 30, 2016, the Company sold its prior investment in finance lease and recognized a $4.2 million gain on sale of aircraft.

5. FLIGHT EQUIPMENT HELD FOR SALE, NET

At September 30, 2017, the Company had one aircraft held for sale with a net book value of $22.5 million. In September 2017, the lessee of this narrow-body aircraft notified the Company of its election to purchase this aircraft. This aircraft was sold for a gain on sale in the fourth quarter of 2017.

At December 31, 2016, the Company had no flight equipment held for sale.

The Company did not sell any aircraft held for sale during the three or nine months ended September 30, 2017. During the nine months ended September 30, 2016, the Company sold 12 aircraft held for sale and recognized a total gain on sale of aircraft of $5.3 million.

6. FLIGHT EQUIPMENT HELD FOR OPERATING LEASE, NET

As of September 30, 2017, the Company had 82 aircraft held for operating lease, on lease to 43 lessees in 27 countries. As of December 31, 2016, the Company had 75 aircraft held for operating lease, on lease to 41 lessees in 26 countries.

During the nine months ended September 30, 2017, the Company purchased eight aircraft held for operating lease, and capitalized $394.2 million. During the nine months ended September 30, 2016, the Company purchased eight aircraft held for operating lease, and capitalized $508.3 million.

The Company did not sell any aircraft held for operating lease during the three or nine months ended September 30, 2017. During the three months ended September 30, 2016, the Company sold one aircraft held for operating lease, which was financed by a secured borrowing, and recorded a gain on debt extinguishment of $0.6 million. The sale proceeds were paid to the lender as full and final discharge of the associated debt. During the nine months ended September 30, 2016, the Company sold six aircraft held for operating lease, five of which generated a $0.2 million gain on sale of aircraft. The Company recorded a gain on debt extinguishment of $0.6 million with the sale of the last aircraft.

At September 30, 2017, the Company leased two aircraft to Air Berlin, including one Airbus A321-200 aircraft (manufactured in 2015) and one Airbus A330-200 aircraft (manufactured in 2001). In August 2017, Air Berlin commenced insolvency proceedings in Germany and the United States. As a result of these insolvency proceedings, the Company assessed both of the aircraft leased to Air Berlin for impairment. The Company records an impairment charge if the sum of the expected future cash flows associated with the use of these aircraft and their eventual disposition is less than their carrying amount. During the three and nine months ended September 30, 2017, the Company recognized aircraft impairment of $22.0 million related to the Airbus A330-200 aircraft. The lease was terminated, and this aircraft was returned to the Company and remarketed for lease to another airline during the fourth quarter of 2017. The Company did not recognize aircraft impairment on the Airbus A321-200 aircraft.

During the nine months ended September 30, 2016, the Company recognized aircraft impairment of $4.1 million related to one narrow-body aircraft. The Company sold this aircraft in the third quarter of 2016, with proceeds paid to the lender as full and final discharge of the associated debt.

As of September 30, 2017 and December 31, 2016, flight equipment held for operating lease, net, consisted of the following (dollars in thousands):

	September 30, 2017	December 31, 2016
Cost	$3,528,130	$3,180,160
Accumulated depreciation	(578,502)	(486,339)
Flight equipment held for operating lease, net	2,949,628	2,693,821

The Company capitalized $5.3 million and $0.8 million of major maintenance expenditures for the nine months ended September 30, 2017 and 2016, respectively.

The classification of the net book value of flight equipment held for operating lease, net and operating lease revenue by geographic region in the tables and discussion below is based on the principal operating location of the lessees.

The distribution of the net book value of flight equipment held for operating lease by geographic region is as follows (dollars in thousands):

	September 30, 2017		December 31, 2016
Europe:
Spain	$177,373	6%	$57,845	2%
Turkey	137,509	5%	142,787	5%
United Kingdom	131,275	4%	143,560	5%
Germany	55,549	2%	98,483	4%
Other	254,829	9%	196,737	8%
Europe — Total	756,535	26%	639,412	24%

Asia and South Pacific:
India	607,167	21%	574,853	21%
Philippines	271,158	9%	279,031	10%
Indonesia	206,795	7%	62,921	2%
China	188,274	6%	194,774	7%
Other	153,970	5%	153,323	7%
Asia and South Pacific — Total	1,427,364	48%	1,264,902	47%

Mexico, South and Central America — Total	164,125	6%	169,619	6%

North America:
United States	149,875	5%	156,472	6%
Other	52,903	2%	55,044	2%
North America — Total	202,778	7%	211,516	8%

Middle East and Africa:
Ethiopia	325,397	11%	332,817	12%
Other	73,429	2%	75,555	3%
Middle East and Africa — Total	398,826	13%	408,372	15%

Total flight equipment held for operating lease, net	$2,949,628	100%	$2,693,821	100%

The distribution of operating lease revenue by geographic region for the three months ended September 30, 2017 and 2016 is as follows (dollars in thousands):

	Three months ended September 30, 2017		Three months ended September 30, 2016
Europe:
Spain	$4,062	5%	$1,341	2%
Turkey	4,232	5%	6,518	8%
United Kingdom	7,500	9%	7,808	10%
Germany	2,165	2%	3,388	4%
Other	7,754	9%	6,102	8%
Europe — Total	25,713	30%	25,157	32%

Asia and South Pacific:
India	16,704	20%	13,247	16%
Philippines	7,480	9%	7,300	9%
Indonesia	5,222	6%	2,095	3%
China	5,653	7%	5,653	7%
Other	4,740	5%	4,995	6%
Asia and South Pacific — Total	39,799	47%	33,290	41%

Mexico, South and Central America — Total	4,391	5%	4,391	5%

North America:
United States	4,410	5%	6,236	8%
Other	1,560	2%	1,555	2%
North America — Total	5,970	7%	7,791	10%

Middle East and Africa:
Ethiopia	7,505	9%	7,570	9%
Other	2,176	2%	2,478	3%
Middle East and Africa — Total	9,681	11%	10,048	12%

Total Operating Lease Revenue	$85,554	100%	$80,677	100%

The distribution of operating lease revenue by geographic region for the nine months ended September 30, 2017 and 2016 is as follows (dollars in thousands):

	Nine months ended September 30, 2017		Nine months ended September 30, 2016
Europe:
Spain	$7,097	3%	$4,020	2%
Turkey	12,845	5%	18,088	8%
United Kingdom	22,611	9%	26,948	12%
Germany	8,251	3%	10,741	5%
Other	21,390	10%	22,745	9%
Europe — Total	72,194	30%	82,542	36%

Asia and South Pacific:
India	47,475	20%	23,951	10%
Philippines	22,304	9%	21,779	9%
Indonesia	10,294	4%	6,193	3%
China	16,958	7%	18,230	8%
Other	14,100	6%	13,716	6%
Asia and South Pacific — Total	111,131	46%	83,869	36%

Mexico, South and Central America — Total	13,174	5%	13,316	6%

North America:
United States	13,246	5%	18,819	8%
Other	4,677	2%	4,664	2%
North America — Total	17,923	7%	23,483	10%

Middle East and Africa:
Ethiopia	22,514	9%	22,579	10%
Other	6,530	3%	6,180	2%
Middle East and Africa — Total	29,044	12%	28,759	12%

Total Operating Lease Revenue	$243,466	100%	$231,969	100%

In each of the three and nine months ended September 30, 2017, the Company had one customer (Air India) that accounted for 11% and 12%, respectively, of total operating lease revenue. No customer accounted for 10% or more of total operating lease revenue for the three or nine months ended September 30, 2016.

The Company places a lessee on non-accrual status when it has determined that it is not probable that the economic benefits of the lease will be received by the Company.

Following the Air Berlin insolvency proceedings, the Company had placed Air Berlin on non-accrual status and recognized revenue from the two aircraft leased to Air Berlin only as cash was received, including the application of any security deposits and letters of credit. Due to the availability of security deposits and letters of credit, operating lease rental revenue for the third quarter of 2017 was not negatively impacted. Air Berlin returned both aircraft to the Company during the fourth quarter of 2017.

At September 30, 2016, all aircraft were on lease and no lessee was on non-accrual status.

End of lease income and amortization of lease incentives recognized during the three and nine months ended September 30, 2017 and 2016 are as follows (dollars in thousands):

	Three months ended		Nine months ended
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
	(Dollars in thousands)
End of lease income	$—	$66	$1,239	$8,148
Amortization of lease incentives	(1,956)	(2,000)	(5,602)	(7,090)

As of September 30, 2017 and December 31, 2016, the weighted average remaining lease term of the Company’s aircraft held for operating lease was 6.6 years and 6.8 years, respectively.

7. MAINTENANCE RIGHTS

Changes in maintenance right assets, net of maintenance right liabilities, during the nine months ended September 30, 2017 and 2016 are as follows (dollars in thousands):

	September 30, 2017	September 30, 2016
Maintenance rights, net beginning balance	$101,969	$94,493
Acquisitions	15,086	9,636
Capitalized to aircraft improvements	(192)	(387)
Cash receipts from maintenance rights	—	(6,150)
Maintenance rights associated with aircraft sold	—	(6,179)
Maintenance rights, net ending balance	$116,863	$91,413

8. UNSECURED BORROWINGS

	Balance as of
	September 30, 2017	December 31, 2016
	(dollars in thousands)
Outstanding principal balance:
2020 Notes	$375,000	$375,000
2021 Notes	325,000	325,000
Total outstanding principal balance	700,000	700,000
Unamortized debt discounts and debt issuance costs	(7,123)	(8,610)
Unsecured borrowings, net	$692,877	$691,390

On December 11, 2013, the Company sold $300.0 million aggregate principal amount of unsecured 6.75% Senior Notes due 2020 (together with the Additional 2020 Notes (as defined below), the “2020 Notes”). On October 3, 2014, the Company sold $75.0 million aggregate principal amount of unsecured 6.75% Senior Notes due 2020 (the “Additional 2020 Notes”) and $325.0 million aggregate principal amount of 6.375% Senior Notes due 2021 (the “2021 Notes”).

The 2020 Notes and 2021 Notes are unsecured obligations of the Company and rank pari passu in right of payment with any existing and future senior indebtedness of the Company. The 2020 Notes have a maturity date of December 15, 2020 and the 2021 Notes have a maturity date of October 15, 2021.

Interest on the 2020 Notes is payable semi-annually on June 15 and December 15 of each year. Interest on the 2021 Notes is payable semi-annually on April 15 and October 15 of each year. As of September 30, 2017 and December 31, 2016, accrued interest on unsecured borrowings totaled $17.0 million and $5.5 million, respectively.

Pursuant to the indentures governing the 2020 Notes and 2021 Notes, the Company is subject to restrictive covenants which relate to dividend payments, incurrence of debt and issuance of guarantees, incurrence of liens, repurchases of common shares, investments, disposition of aircraft, consolidation, merger or sale of the Company and transactions with affiliates. The Company is also subject to certain operating covenants, including reporting requirements. The Company’s failure to comply with any of the covenants under the indentures governing the 2020 Notes or 2021 Notes could result in an event of default which, if not cured or waived, may result in the acceleration of the indebtedness thereunder and other indebtedness containing cross-default or cross-acceleration provisions. Certain of these covenants will be suspended if the 2020 Notes or 2021 Notes obtain an investment grade rating. As of September 30, 2017, the Company was not in default under the indentures governing the 2020 Notes or the 2021 Notes.

On October 16, 2017, the Company sold $300.0 million aggregate principal amount of unsecured 5.250% Senior Notes due 2024 (the “2024 Notes”). The net proceeds to the Company were approximately $294.2 million, after deducting the underwriters’ discounts and commissions and offering expenses payable by the Company. The Company used the net proceeds from the sale of the 2024 Notes, together with cash on hand, to discharge its 2020 Notes. The 2020 Notes will be redeemed on December 15, 2017.

9. SECURED BORROWINGS

The Company’s secured borrowings, net as of September 30, 2017 and December 31, 2016 are presented below (dollars in thousands):

	Outstanding principal balance as of		Weighted average interest rate(1) as of
	September 30, 2017(2)	December 31, 2016(2)	September 30, 2017	December 31, 2016	Maturity date
Securitization Notes	$102,847	$139,741	3.13%	3.36%	November 2033
Nord LB Facility	157,394	171,509	4.46%	4.14%	November 2018
CBA Facility	50,908	56,146	5.50%	5.45%	October 2020
Term Loan	436,872	404,016	4.30%	4.41%	February 2023
Fly Acquisition III Facility	240,444	113,045	3.26%	2.88%	February 2022
Other Aircraft Secured Borrowings	925,037	980,967	3.77%	3.50%	September 2019 – June 2028
Unamortized debt discounts and debt issuance costs	(27,539)	(33,439)
Total secured borrowings, net	$1,885,963	$1,831,985

(1)	Represents the contractual interest rates and effect of derivative instruments, and excludes the amortization of debt discounts and debt issuance costs.

(2)	As of September 30, 2017 and December 31, 2016, accrued interest on secured borrowings totaled $5.6 million and $5.2 million, respectively.

The Company is subject to restrictive covenants under its secured borrowings which relate to the incurrence of debt, issuance of guarantees, incurrence of liens or other encumbrances, the acquisition, substitution, disposition and re-lease of aircraft, maintenance, registration and insurance of its aircraft, restrictions on modification of aircraft and capital expenditures, and requirements to maintain concentration limits.

The Company’s loan agreements include events of default that are customary for these types of secured borrowings. The Company’s failure to comply with any restrictive covenants, or any other operating covenants, may trigger an event of default under the relevant loan agreement. In addition, certain of the Company’s loan agreements contain cross-default provisions that could be triggered by a default under another loan agreement.

As of September 30, 2017, the Company was not in default under any of its secured borrowings.

Securitization Notes

As of September 30, 2017, the Company’s subsidiary, B&B Air Funding, had $102.8 million principal amount outstanding on its aircraft lease-backed Class G-1 notes (the “Securitization Notes”), which were secured by nine aircraft. The final maturity date of the Securitization Notes is November 14, 2033.

The Securitization Notes bear interest at an adjustable interest rate equal to the current one-month LIBOR plus 0.77%. Interest expense also includes amounts payable to the provider of a financial guaranty insurance policy and the liquidity facility provider thereunder, as well as accretion on the Securitization Notes re-issued at a discount. Interest and any principal payments due are payable monthly.

All cash collected, including sale proceeds from the aircraft financed by the Securitization Notes, is applied to service the outstanding balance of the Securitization Notes, after the payment of certain expenses and other costs, including interest, interest rate swap payments, and the fees to the policy provider in accordance with those agreements.

B&B Air Funding is subject to operating covenants which relate to, among other things, its operations, disposition of aircraft, lease concentration limits, and restrictions on the modification of aircraft and capital expenditures. A breach of the covenants could result in the acceleration of the Securitization Notes and exercise of remedies available in relation to the collateral, including the sale of aircraft at public or private sale.

Nord LB Facility

As of September 30, 2017, the Company had $157.4 million principal amount outstanding under its debt facility with Norddeutsche Landesbank Gironzentrale (the “Nord LB Facility”), which was secured by six aircraft. The Nord LB Facility is structured with loans secured by each aircraft individually. The loans are cross-collateralized and contain cross-default provisions. Borrowings are secured by Fly’s equity interests in the aircraft owning and leasing subsidiaries, the related leases, and certain deposits.

The loans under the Nord LB Facility bear interest at one-month LIBOR plus 3.30% until the final maturity date of November 14, 2018.

Under the terms of the Nord LB Facility, the Company applies 95% of lease rentals collected towards interest and principal. If no lease rental payments are collected in the applicable period for any financed aircraft, then no payment is due under the loan associated with that aircraft during such period. Any unpaid interest increases the principal amount of the associated loan.

In the event the Company sells any of the financed aircraft, substantially all sale proceeds (after payment of certain expenses) must first be used to repay the debt associated with such aircraft and then to repay the outstanding amounts which finance the remaining aircraft. In addition, any maintenance reserve amounts retained by the Company will be used to prepay the Nord LB Facility, provided such reserves are not required for future maintenance of such aircraft.

CBA Facility

As of September 30, 2017, the Company had $50.9 million principal amount outstanding under its debt facility with Commonwealth Bank of Australia and CommBank Europe Limited (the “CBA Facility”), which was secured by four aircraft. Fly has guaranteed all payments under the CBA Facility. These loans are cross-collateralized and contain cross-default provisions. The final maturity date of each of the four loans is October 28, 2020.

The Company makes scheduled monthly payments of principal and interest on each loan in accordance with a fixed amortization schedule. If, upon the repayment of any loan, the ratio of the remaining principal amount outstanding under the CBA Facility to the aggregate appraised value of the financed aircraft is equal to or greater than 80%, the Company will be required to pay cash collateral in an amount sufficient to reduce this ratio to less than 80%.

Borrowings under the CBA Facility accrue interest at a fixed interest rate.

The CBA Facility includes certain operating covenants, including reporting requirements. A breach of the covenants could result in the acceleration of outstanding indebtedness under the CBA Facility, and exercise of remedies available in relation to the collateral.

Term Loan

As of September 30, 2017, the Company had $436.9 million principal amount outstanding under its senior secured term loan (the “Term Loan”), which was secured by 27 aircraft. Fly has guaranteed all payments under the Term Loan.

On April 28, 2017, the Company completed an amendment of the Term Loan to (i) reduce the margin from 2.75% to 2.25%, (ii) eliminate the LIBOR floor of 0.75% and (iii) extend the maturity date from February 2022 to February 2023. The Company also upsized the Term Loan by $50.0 million. Subsequent to September 30, 2017, the Company had drawn the full amount to finance the acquisition of three aircraft.

On November 1, 2017, the Company completed another amendment of the Term Loan to reduce the margin from 2.25% to 2.00%. Until May 2018, the Term Loan can be prepaid in whole or in part for an amount equal to 101% of the outstanding principal amount being repaid. Thereafter, the Term Loan can be prepaid in whole or in part at par.

The Term Loan requires that the Company maintain a maximum loan-to-value ratio of 70.0% based on the lower of the mean or median of half-life adjusted base values of the financed aircraft as determined by three independent appraisers. The Term Loan also includes other customary covenants, including reporting requirements and maintenance of credit ratings.

Fly Acquisition III Facility

In February 2016, the Company, through a wholly-owned subsidiary, Fly Acquisition III Limited, entered into a revolving $385 million credit facility (the “Fly Acquisition III Facility”) to finance the acquisition of eligible aircraft. Borrowings are secured by the beneficial interests in Fly Acquisition III and each of its subsidiaries, the aircraft and related leases. The Fly Acquisition III Facility has an availability period expiring on February 26, 2019 and a maturity date of February 26, 2022. Fly has guaranteed Fly Acquisition III’s obligations under the facility.

As of September 30, 2017, the Company had $240.4 million principal amount outstanding, which was secured by nine aircraft.

The Company pays a commitment fee of 0.50% per annum on a monthly basis to each lender on the undrawn amount of its commitment until the termination of the availability period; provided that at any time from and after March 26, 2017 through the end of the availability period, the commitment fee will increase to 0.75% per annum if at least 50% of the total amount of commitments have not been drawn.

The interest rate under the facility is based on one-month LIBOR plus an applicable margin. The applicable margin is 2.00% through the expiration of the availability period, and will increase to 2.50% from February 27, 2019 through February 26, 2020 and 3.00% from February 27, 2020 through the maturity date of the facility.

The Fly Acquisition III Facility contains financial and operating covenants, including a covenant that the Company maintain a tangible net worth of at least $325.0 million and a specified interest coverage ratio, as well as customary reporting requirements. Violation of any of these covenants could result in an event of default under the facility. Also, upon the occurrence of certain conditions, including a failure by the Company to maintain a minimum liquidity of at least $25.0 million, Fly Acquisition III will be required to deposit maintenance reserves and security deposits received from lessees into accounts pledged to the security trustee.

Other Aircraft Secured Borrowings

The Company has entered into other aircraft secured borrowings to finance the acquisition of aircraft, one of which is denominated in Euros. As of September 30, 2017, the Company had $925.0 million principal amount of other aircraft secured borrowings outstanding, which was secured by 19 aircraft. Of this amount, $483.2 million was recourse to the Company.

These borrowings are structured as individual loans secured by pledges of the Company’s rights, title and interests in the financed aircraft and leases. In addition, Fly may provide guarantees of its subsidiaries’ obligations under certain of these loans, and may be subject to financial and operating covenants in connection therewith. The maturity dates of these loans range from September 2019 to June 2028.

10. DERIVATIVES

Derivatives are used by the Company to manage its exposure to interest rate fluctuations. The Company uses interest rate swap contracts to hedge variable interest payments due on loans associated with aircraft with fixed rate rentals. As of September 30, 2017, the Company had $1.0 billion of floating rate debt associated with aircraft with fixed rate rentals.

Interest rate swap contracts allow the Company to pay fixed interest rates and receive variable interest rates with the swap counterparty based on either the one-month or three-month LIBOR applied to the notional amounts over the life of the contracts. As of September 30, 2017 and December 31, 2016, the Company had interest rate swap contracts with notional amounts aggregating $0.7 billion and $0.8 billion, respectively. The unrealized fair value gain on the interest rate swap contracts, reflected as derivative assets, was $1.9 million as of each of September 30, 2017 and December 31, 2016. The unrealized fair value loss on the interest rate swap contracts, reflected as derivative liabilities, was $10.3 million and $13.3 million as of September 30, 2017 and December 31, 2016, respectively.

The Company determines the fair value of derivative instruments using a discounted cash flow model. The model incorporates an assessment of the risk of non-performance by the swap counterparty in valuing derivative assets and an evaluation of the Company’s credit risk in valuing derivative liabilities.

The Company considers in its assessment of non-performance risk, if applicable, netting arrangements under master netting agreements, any collateral requirement, and the derivative payment priority in the Company’s debt agreements. The valuation model uses various inputs including contractual terms, interest rate curves and credit spreads.

Designated Derivatives

Certain of the Company’s interest rate derivatives have been designated as cash flow hedges. The effective portion of changes in fair value of these derivatives are recorded as a component of accumulated other comprehensive income, net of a provision for income taxes. Changes in the fair value of these derivatives are subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings.

As of September 30, 2017, the Company had the following designated derivative instruments classified as derivative assets on the balance sheet (dollars in thousands):

Type	Quantity	Maturity Date	Hedge Interest Rate	Swap Contract Notional Amount	Credit Risk Adjusted Fair Market Value	Gain Recognized in Accumulated Comprehensive Loss	Ineffectiveness Loss Recognized into Earnings
Interest rate swap contracts	6	11/14/18-2/15/22	0.90%-1.18%	$119,159	$1,869	$1,444	$(33)
Accrued interest				—	10	—	—
Total – designated derivative assets	6			$119,159	$1,879	$1,444	$(33)

As of September 30, 2017, the Company had the following designated derivative instruments classified as derivative liabilities on the balance sheet (dollars in thousands):

Type	Quantity	Maturity Date	Hedge Interest Rate	Swap Contract Notional Amount	Credit Risk Adjusted Fair Market Value	Loss Recognized in Accumulated Comprehensive Loss	Ineffectiveness Gain Recognized into Earnings
Interest rate swap contracts	10	3/14/18-9/27/25	1.93%-6.22%	$276,525	$(4,710)	$(4,120)	$4
Accrued interest				—	(158)	—	—
Total – designated derivative liabilities	10			$276,525	$(4,868)	$(4,120)	$4

Dedesignated Derivatives

Certain of the Company’s interest rate swap contracts no longer qualify for hedge accounting and have been dedesignated. At September 30, 2017, the Company had an accumulated other comprehensive loss, net of tax, of $4.6 million, which is being amortized over the term of the interest rate swap contracts. During the three and nine months ended September 30, 2017, $0.4 million and $1.1 million, respectively, was recognized as interest expense.

As of September 30, 2017, the Company had the following dedesignated derivative instruments classified as derivative liabilities on the balance sheet (dollars in thousands):

Type	Quantity	Maturity Date	Hedge Interest Rate	Swap Contract Notional Amount	Credit Risk Adjusted Fair Market Value	Ineffectiveness Loss Recognized into Earnings
Interest rate swap contracts	4	2/9/18-2/9/19	1.69%-3.47%	$324,094	$(5,193)	$(325)
Accrued interest				—	(230)	—
Total – dedesignated derivative liabilities	4			$324,094	$(5,423)	$(325)

11. INCOME TAXES

Fly is a tax resident of Ireland and has wholly-owned subsidiaries in Ireland, France, Luxembourg, Australia, Singapore and Labuan that are tax residents in those jurisdictions. In general, Irish resident companies pay corporation tax at the rate of 12.5% on trading income and 25.0% on non-trading income. Historically, most of the Company’s operating income has been trading income in Ireland.

The effective tax rates were negative 24.7% and negative 5,615.0% for the three and nine months ended September 30, 2017, respectively. The effective tax rates were negative 62.7% and negative 21.4% for the three and nine months ended September 30, 2016, respectively. The difference between the statutory and effective tax rate in each period is primarily attributable to changes in valuation allowances and the amount of income earned by the Company in different tax jurisdictions. For the three and nine months ended September 30, 2017, the Company recognized a full valuation allowance for losses incurred by certain subsidiaries, primarily related to the aircraft impairment discussed in Note 6, due to past losses and insufficient expected future income to carry forward the losses for those subsidiaries.

Tax laws in Ireland allow companies to share current-year tax losses with other group members to offset taxable income that would otherwise be reported by those members. For each of the three and nine months ended September 30, 2016, the tax benefit was primarily due to the Company's ability to use group relief to offset income taxes on repatriated earnings of a Cayman subsidiary for which a deferred tax liability was previously recorded.

The Company had no unrecognized tax benefits as of September 30, 2017 and December 31, 2016.

12. SHAREHOLDERS’ EQUITY

In July 2016, the Company’s board of directors approved a $75.0 million share repurchase program expiring in December 2017. Under this program, the Company may make share repurchases from time to time in the open market or in privately negotiated transactions. As of September 30, 2017, there was $19.3 million remaining under this authorization.

During the nine months ended September 30, 2017, the Company repurchased 3,558,635 shares at an average price of $13.29 per share, or $47.3 million, before commissions and fees.

During the nine months ended September 30, 2016, the Company repurchased 3,217,421 shares at an average price of $11.72 per share, or $37.7 million, before commissions and fees.

13. SHARE-BASED COMPENSATION

On April 29, 2010, the Company adopted the 2010 Omnibus Incentive Plan (“2010 Plan”) permitting the issuance of up to 1,500,000 share grants in the form of (i) SARs; (ii) RSUs; (iii) nonqualified stock options; and (iv) other stock-based awards. The Company has issued all shares available under the 2010 Plan.

Since June 30, 2015, all SARs and RSUs granted under the 2010 Plan have vested. At September 30, 2017, there were 821,117 SARs outstanding and exercisable at a weighted average exercise price of $12.74 per share.

14. EARNINGS (LOSS) PER SHARE

The following table sets forth the calculation of basic and diluted earnings per common share using the two-class method, in which dividends attributable to SARs are deducted from net income (loss) in determining net income (loss) attributable to common shareholders (dollars in thousands, except per share data):

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016

Numerator
Net income (loss) attributable to common shareholders	$(12,504)	$22,942	$(4,572)	$34,719
Denominator
Weighted average shares outstanding-Basic	29,299,976	32,824,486	30,958,898	33,561,684
Dilutive common equivalent shares:
SARs	—	—	—	—
Weighted average shares outstanding-Diluted	29,299,976	32,824,486	30,958,898	33,561,684
Earnings (loss) per share:
Basic
Distributed earnings	$—	$—	$—	$—
Undistributed income (loss)	$(0.43)	$0.70	$(0.15)	$1.03
Basic earnings (loss) per share	$(0.43)	$0.70	$(0.15)	$1.03
Diluted
Distributed earnings	$—	$—	$—	$—
Undistributed income (loss)	$(0.43)	$0.70	$(0.15)	$1.03
Diluted earnings (loss) per share	$(0.43)	$0.70	$(0.15)	$1.03

Basic earnings (loss) per share is calculated by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is calculated by dividing net income (loss) available to common shareholders by the sum of the weighted average number of common shares outstanding and the potential number of dilutive common shares outstanding during the period, excluding the effect of any anti-dilutive securities.

SARs granted by the Company that contain non-forfeitable rights to receive dividend equivalents are deemed participating securities (see Note 13). Net income (loss) available to common shareholders is determined by reducing the Company’s net income (loss) for the period by dividend equivalents paid on vested SARs during the period.

15. COMMITMENTS AND CONTINGENCIES

In 2016, the Company entered into agreements with third-party lessors to guarantee the residual value of three aircraft subject to twelve-year leases (“RVGs”). The Company received residual value guarantee fees totaling $6.6 million, which are being amortized over a twelve-year period. The third-party lessors may exercise their rights under the RVGs by issuing a notice to the Company eleven months before each lease expiry date requiring the Company to purchase the aircraft on such date. The RVGs will terminate if not exercised accordingly. During the three and nine months ended September 30, 2017, the Company recognized $0.1 million and $0.4 million of income, respectively.

As of September 30, 2017, the Company had a commitment to purchase one aircraft, which is scheduled to be delivered in 2018. As of September 30, 2017, the Company also had a commitment to sell one aircraft, which was sold in November 2017.

16. RELATED PARTY TRANSACTIONS

With respect to aircraft financed by the Securitization Notes, through December 31, 2016, BBAM was entitled to receive (i) a base fee of $150,000 per month, subject to certain adjustments, (ii) a rent fee equal to 1.0% of the aggregate amount of rents due and 1.0% of the aggregate amount of rents actually collected and (iii) a sales fee of 1.5% of the aggregate gross proceeds in respect of any aircraft sold. BBAM also was entitled, until December 31, 2016, to an administrative agency fee from B&B Air Funding equal to $750,000 per annum, subject to an annual CPI adjustment.

Effective January 1, 2017, the servicing agreement between B&B Air Funding and BBAM relating to aircraft financed by the Securitization Notes was amended, thereby (i) amending the rent fee to 3.5% of the aggregate amount of rents actually collected, plus $1,000 per aircraft per month, and (ii) eliminating the base fee of $150,000 per month. In connection with this amendment, effective January 1, 2017, the administrative agency fee also was reduced, through a rebate, to $20,000 per month, subject to an annual CPI adjustment.

With respect to all other aircraft, BBAM is entitled to receive a servicing fee equal to 3.5% of the aggregate amount of rents actually collected, plus an administrative fee of $1,000 per aircraft per month. Under the Term Loan and the Fly Acquisition III Facility, BBAM also is entitled to an administrative fee of $10,000 per month. In addition, BBAM is entitled to receive an acquisition fee of 1.5% of the gross acquisition cost for any aircraft purchased and a disposition fee of 1.5% of the gross proceeds for any aircraft sold.

For the three and nine months ended September 30, 2017, BBAM received servicing and administrative fees totaling $3.2 million and $9.6 million, respectively. For the three and nine months ended September 30, 2016, BBAM received servicing and administrative fees totaling $3.9 million and $11.1 million, respectively.

During the three and nine months ended September 30, 2017, the Company incurred $1.7 million and $6.0 million of origination fees, respectively, payable to BBAM. During the three and nine months ended September 30, 2016, the Company incurred $7.0 million and $7.6 million of origination fees, respectively, payable to BBAM. The Company did not sell any aircraft during the three or nine months ended September 30, 2017. During the three and nine months ended September 30, 2016, the Company incurred disposition fees of $1.1 million and $4.7 million, respectively.

The Company pays an annual management fee to the Manager as compensation for providing the services of the chief executive officer, the chief financial officer and other personnel, and for certain corporate overhead costs related to the Company. The management fee is adjusted each calendar year by (i) 0.3% of the change in the book value of the Company’s aircraft portfolio during the preceding year, up to a $2.0 billion increase over $2.7 billion and (ii) 0.25% of the change in the book value of the Company’s aircraft portfolio in excess of $2.0 billion, with a minimum management fee of $5.0 million. The management fee also is subject to an annual CPI adjustment applicable to the prior calendar year. For the three and nine months ended September 30, 2017, the Company incurred management fees of $1.6 million and $4.7 million, respectively. For the three and nine months ended September 30, 2016, the Company incurred management fees of $1.6 million and $4.7 million, respectively.

The Company further amended the management agreement, effective as of January 1, 2017, to reflect the amendments made to the servicing and administrative fees payable in respect of the aircraft financed by the Securitization Notes.

17. FAIR VALUE OF FINANCIAL INSTRUMENTS

Assets and liabilities recorded at fair value on a recurring basis in the consolidated balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair values. The hierarchy levels give the highest priority to quoted prices in active markets and the lowest priority to unobservable data. Fair value measurements are disclosed by level within the following fair value hierarchy:

Level 1 — Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 — Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level 3 — Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The Company’s financial instruments consist principally of cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, derivative instruments, accounts payable and borrowings. Fair value of an asset is defined as the price a seller would receive in a current transaction between knowledgeable, willing and able parties. A liability’s fair value is defined as the amount that an obligor would pay to transfer the liability to a new obligor, not the amount that would be paid to settle the liability with the creditor.

Where available, the fair value of the Company’s notes payable and debt facilities is based on observable market prices or parameters or derived from such prices or parameters (Level 2). Where observable prices or inputs are not available, valuation models are applied, using the net present value of cash flow streams over the term using estimated market rates for similar instruments and remaining terms (Level 3). These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments’ complexity. The Company determines the fair value of its derivative instruments using a discounted cash flow model which incorporates an assessment of the risk of non-performance by the swap counterparty and an evaluation of its credit risk in valuing derivative liabilities. The valuation model uses various inputs including contractual terms, interest rate curves, credit spreads and measures of volatility.

The Company also measures the fair value for certain assets and liabilities on a non-recurring basis, when GAAP requires the application of fair value, including events or changes in circumstances that indicate that the carrying amounts of assets may not be recoverable. Assets subject to these measurements include Fly’s investment in an unconsolidated subsidiary and flight equipment held for operating lease, net. Fly accounts for its investment in an unconsolidated subsidiary under the equity method and records impairment when its fair value is less than its carrying value and the Company determines that the decline is other-than-temporary (Level 3).

The Company records flight equipment at fair value when the carrying value may not be recoverable. Such fair value measurements are based on management’s best estimates and judgment, and use Level 3 inputs which include assumptions as to future cash flows associated with the use of an aircraft and eventual disposition of such aircraft. The Company will record an impairment charge if the expected sale proceeds of an aircraft are less than its carrying value. During each of the three and nine months ended September 30, 2017, the Company recorded $22.0 million of impairment. During the nine months ended September 30, 2016, the Company recorded $4.1 million of impairment. The Company did not record any impairment during the three months ended September 30, 2016.

The carrying amounts and fair values of the Company’s debt instruments are as follows (dollars in thousands):

	As of September 30, 2017		As of December 31, 2016
	Principal Amount Outstanding	Fair Value	Principal Amount Outstanding	Fair Value
Securitization Notes	$102,847	$97,062	$139,741	$134,850
Nord LB Facility	157,394	157,394	171,509	171,509
CBA Facility	50,908	50,908	56,146	56,146
Term Loan	436,872	437,440	404,016	406,804
Fly Acquisition III Facility	240,444	240,444	113,045	113,045
Other Aircraft Secured Borrowings	925,037	925,037	980,967	980,967
2020 Notes	375,000	391,425	375,000	394,219
2021 Notes	325,000	340,860	325,000	340,438

As of September 30, 2017 and December 31, 2016, the categorized derivative assets and liabilities measured at fair value on a recurring basis, based upon the lowest level of significant inputs to the valuations are as follows (dollars in thousands):

	Level 1	Level 2	Level 3	Total
September 30, 2017:
Derivative assets	—	$1,879	—	$1,879
Derivative liabilities	—	10,291	—	10,291
December 31, 2016:
Derivative assets	—	$1,905	—	$1,905
Derivative liabilities	—	13,281	—	13,281

18. SUBSEQUENT EVENTS

Subsequent to September 30, 2017, the Company continued to repurchase shares under the share repurchase program discussed in Note 12. From October 1, 2017 to November 3, 2017, the Company repurchased 159,462 shares at an average price of $13.90 per share, or $2.2 million, before commissions and fees.

On November 9, 2017, the Company’s board of directors approved a $50.0 million share repurchase program expiring in December 2018, to replace its current program which expires in December 2017.

Subsequent to September 30, 2017, the Company purchased two narrow-body aircraft and sold one narrow-body aircraft.

On October 16, 2017, the Company sold $300.0 million aggregate principal amount of unsecured 5.250% Senior Notes due 2024 and on November 1, 2017, the Company completed an amendment of its Term Loan to reduce the margin from 2.25% to 2.00% (See Notes 8 and 9).

Item 2.	Management’s Discussion & Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our (i) consolidated financial statements and related notes included elsewhere in this Interim Report and (ii) Annual Report on Form 20-F for the year ended December 31, 2016. The consolidated financial statements have been prepared in accordance with U.S. GAAP and are presented in U.S. dollars. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global, regional or local political, economic, business, competitive, market, regulatory and other factors, many of which are beyond our control. See “Preliminary Note.”

Overview

Fly Leasing Limited is a Bermuda exempted company that was incorporated on May 3, 2007, under the provisions of Section 14 of the Companies Act 1981 of Bermuda. We are principally engaged in purchasing commercial aircraft, which we lease under multi-year contracts to a diverse group of airlines throughout the world.

Although we are organized under the laws of Bermuda, we are a resident of Ireland for tax purposes and are subject to Irish corporation tax on our income in the same way, and to the same extent, as if we were organized under the laws of Ireland.

For the three and nine months ended September 30, 2017, we had net losses of $12.5 million and $4.6 million, or diluted losses per share of $0.43 and $0.15, respectively. Net cash flows provided by operating activities for the nine months ended September 30, 2017 totaled $138.0 million. Net cash flows used in investing activities totaled $399.3 million and net cash flows provided by financing activities totaled $15.1 million for the nine months ended September 30, 2017.

Market Conditions

The airline industry has been profitable every year since 2012. It is predicted that airline profitability will continue in 2017. Passenger growth remains strong, utilization remains at or near record levels and the parked fleet is steady at about 3% for aircraft under 20 years old. Competition remains strong in the sale lease-back market and aircraft values generally remain stable.

Long term, there continue to be overall positive trends in world air traffic and demand for commercial aircraft, which we believe will continue to drive growth in the aircraft leasing market. Passenger demand continues to grow. Aircraft manufacturers are increasing the production rates of their narrow-body aircraft and certain of their wide-body aircraft, as they continue to transition to new models.

Despite the favorable market conditions, the airline industry is cyclical, and macroeconomic, geopolitical and other risks may negatively impact airline profitability or create unexpected volatility in the aircraft leasing market. Although we expect the airline industry to be profitable in 2017, profits are not uniformly distributed among airlines, and certain airlines, particularly smaller airlines and start-up carriers, may struggle financially. These lessees may be unable to make lease rental and other payments on a timely basis. In addition, an increase in new aircraft production rates by aircraft manufacturers may reduce the demand for used aircraft, leading to a reduction in the lease rates and the values of used aircraft, or may create a condition of oversupply should demand falter.

Critical Accounting Policies and Estimates

Fly prepares its consolidated financial statements in accordance with U.S. GAAP, which requires the use of estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The use of estimates is a significant factor affecting the reported carrying values of flight equipment, investments, deferred assets, accruals and reserves. We utilize third party appraisers and industry valuation professionals, where possible, to support estimates, particularly with respect to flight equipment. Despite our best efforts to accurately estimate such amounts, actual results could differ from those estimates. We have made no significant changes in our critical accounting policies and significant estimates from those disclosed in our Annual Report on Form 20-F for the year ended December 31, 2016.

Operating Results

Management’s discussion and analysis of operating results presented below pertain to the consolidated statements of income of Fly for the three and nine months ended September 30, 2017 and 2016.

Consolidated Statements of Income of Fly for the three months ended September 30, 2017 and 2016

	Three months ended September 30, 2017	Three months ended September 30, 2016
	(Dollars in thousands)
Revenues
Operating lease revenue	$85,554	$80,677
Finance lease revenue	181	226
Equity earnings from unconsolidated subsidiary	125	140
Gain on sale of aircraft	—	4,103
Interest and other income	359	151
Total revenues	86,219	85,297
Expenses
Depreciation	34,145	31,389
Aircraft impairment	22,000	—
Interest expense	32,677	31,079
Selling, general and administrative	6,956	8,369
Ineffective, dedesignated and terminated derivatives	(19)	79
Net loss on modification and extinguishment of debt	82	7
Maintenance and other costs	406	274
Total expenses	96,247	71,197
Net income (loss) before provision (benefit) for income taxes	(10,028)	14,100
Provision (benefit) for income taxes	2,476	(8,842)
Net income (loss)	$(12,504)	$22,942

As of September 30, 2017, we had 84 aircraft in our portfolio, 82 of which were held for operating lease, one held for sale and one recorded as an investment in finance lease. As of September 30, 2016, we had 82 aircraft in our portfolio, 81 of which were held for operating lease and one held for sale.

	Three months ended September 30,		Increase/
	2017	2016	(Decrease)
	(Dollars in thousands)
Operating lease revenue:
Operating lease rental revenue	$87,616	$82,714	$4,902
End of lease income	—	66	(66)
Amortization of lease incentives	(1,956)	(2,000)	44
Amortization of lease premiums, discounts & other	(106)	(103)	(3)
Total operating lease revenue	$85,554	$80,677	$4,877

For the three months ended September 30, 2017, operating lease revenue totaled $85.6 million, an increase of $4.9 million compared to the three months ended September 30, 2016. The increase was primarily due to an increase of $14.0 million from aircraft purchased in 2016 and 2017. The increase was partially offset by (i) a decrease of $7.9 million in lease revenue from aircraft sold in 2016 and (ii) a decrease of $1.5 million from lower lease rates on lease extensions and remarketings.

No aircraft were sold during the three months ended September 30, 2017. During the three months ended September 30, 2016, we sold three aircraft, two of which generated a $4.1 million gain on sale of aircraft. We recorded a gain on debt extinguishment of $0.6 million in connection with the sale of the third aircraft, which had been financed by a secured borrowing. The sale proceeds were paid to the lender as full and final discharge of the associated debt.

Depreciation expense during the three months ended September 30, 2017 was $34.1 million, compared to $31.4 million for the three months ended September 30, 2016, an increase of $2.7 million. The increase was primarily due to depreciation on aircraft acquired in 2016 and 2017 and the reduction of the economic life of certain aircraft. This increase was partially offset by stoppage of depreciation on aircraft sold in 2016.

During the three months ended September 30, 2017, we recognized aircraft impairment totaling $22.0 million related to one Airbus A330-200 aircraft that had been leased to Air Berlin. This aircraft was returned to us and remarketed to another airline during the fourth quarter of 2017. No aircraft impairment was recognized during the three months ended September 30, 2016.

Interest expense totaled $32.7 million and $31.1 million for the three months ended September 30, 2017 and 2016, respectively. The increase of $1.6 million was primarily due to additional secured borrowings and increases in LIBOR. This increase was partially offset by a reduction in interest due to debt repayments.

Selling, general and administrative expenses were $7.0 million and $8.4 million for the three months ended September 30, 2017 and 2016, respectively. The decrease of $1.4 million was primarily due to (i) a reduction in servicing fees paid to BBAM and (ii) the absence of aircraft acquisition costs that had been expensed in 2016. These decreases were partially offset by an increase of $0.3 million in unrealized foreign currency exchange losses during the three months ended September 30, 2017, compared to the three months ended September 30, 2016.

Provision for income taxes was $2.5 million and benefit for income taxes was $8.8 million for the three months ended September 30, 2017 and 2016, respectively. We are tax resident in Ireland and expect to pay the corporation tax rate of 12.5% on trading income and 25.0% on non-trading income. Our effective tax rate was negative 24.7% and negative 62.7% for the three months ended September 30, 2017 and 2016, respectively. The difference between the statutory and effective tax rate in each period is primarily attributable to changes in valuation allowances and the amount of income earned by us in different tax jurisdictions. For the three months ended September 30, 2017, we recognized a full valuation allowance for losses incurred by certain subsidiaries, primarily related to the aircraft impairment discussed above, due to past losses and insufficient expected future income to carry forward the losses for those subsidiaries. For the three months ended September 30, 2016, the tax benefit was primarily due to our ability to use group relief to offset income taxes on repatriated earnings of a Cayman subsidiary for which a deferred tax liability was previously recorded.

Consolidated Statements of Income of Fly for the nine months ended September 30, 2017 and 2016

	Nine months ended September 30, 2017	Nine months ended September 30, 2016
	(Dollars in thousands)
Revenues
Operating lease revenue	$243,466	$231,969
Finance lease revenue	554	2,002
Equity earnings from unconsolidated subsidiary	377	404
Gain on sale of aircraft	—	9,689
Interest and other income	920	375
Total revenues	245,317	244,439
Expenses
Depreciation	99,270	88,890
Aircraft impairment	22,000	4,122
Interest expense	96,400	91,387
Selling, general and administrative	23,226	24,022
Ineffective, dedesignated and terminated derivatives	354	343
Net loss on modification and extinguishment of debt	2,511	5,146
Maintenance and other costs	1,636	1,928
Total expenses	245,397	215,838
Net income (loss) before provision (benefit) for income taxes	(80)	28,601
Provision (benefit) for income taxes	4,492	(6,118)
Net income (loss)	$(4,572)	$34,719

	Nine months ended September 30,		Increase/
	2017	2016	(Decrease)
	(Dollars in thousands)
Operating lease revenue:
Operating lease rental revenue	$248,118	$231,221	$16,897
End of lease income	1,239	8,148	(6,909)
Amortization of lease incentives	(5,602)	(7,090)	1,488
Amortization of lease premiums, discounts & other	(289)	(310)	21
Total operating lease revenue	$243,466	$231,969	$11,497

For the nine months ended September 30, 2017, operating lease revenue totaled $243.5 million, an increase of $11.5 million compared to the nine months ended September 30, 2016. The increase was primarily due to (i) an increase of $46.2 million from aircraft purchased in 2016 and 2017 and (ii) a decrease of $1.5 million in lease incentive amortization. The increase was partially offset by decreases of (i) $27.1 million in lease revenue from aircraft sold in 2016, (ii) $6.9 million from end of lease income recognized and (iii) $3.4 million from lower lease rates on lease extensions and remarketings.

For the nine months ended September 30, 2017, finance lease revenue totaled $0.6 million. At September 30, 2017, we had one lease recorded as an investment in finance lease, which was reclassified from an operating lease to a finance lease during the fourth quarter of 2016. For the nine months ended September 30, 2016, finance lease revenue totaled $2.0 million, which was attributable to one lease recorded as an investment in finance lease. This aircraft was sold during the third quarter of 2016.

No aircraft were sold during the nine months ended September 30, 2017. During the nine months ended September 30, 2016, we sold 19 aircraft and recognized a total gain on sale of aircraft of $9.7 million.

Depreciation expense during the nine months ended September 30, 2017 was $99.3 million, compared to $88.9 million for the nine months ended September 30, 2016, an increase of $10.4 million. The increase was primarily due to depreciation on aircraft acquired in 2016 and 2017 and the reduction of the economic life of certain aircraft. This increase was partially offset by stoppage of depreciation on aircraft sold in 2016.

During the nine months ended September 30, 2017, we recognized aircraft impairment totaling $22.0 million related to one Airbus A330-200 aircraft that had been leased to Air Berlin. This aircraft was returned to us and remarketed to another airline during the fourth quarter of 2017. During the nine months ended September 30, 2016, we recognized aircraft impairment totaling $4.1 million related to one Airbus A319-100 aircraft. We sold this aircraft in the third quarter of 2016, with proceeds paid to the lender as full and final discharge of the associated debt.

Interest expense totaled $96.4 million and $91.4 million for the nine months ended September 30, 2017 and 2016, respectively. The increase of $5.0 million was primarily due to additional secured borrowings and increases in LIBOR. This increase was partially offset by a reduction in interest due to debt repayments.

During the nine months ended September 30, 2017 and 2016, debt extinguishment costs totaled $2.5 million and $5.1 million, respectively. During the nine months ended September 30, 2017, we incurred $2.0 million of debt extinguishment costs in connection with the amendment of the Term Loan in April 2017. During the nine months ended September 30, 2016, we wrote off unamortized debt discounts and debt issuance costs totaling $4.7 million, primarily due to repayment of debt associated with aircraft sold, and incurred related swap breakage fees of $0.8 million.

Selling, general and administrative expenses were $23.2 million and $24.0 for the nine months ended September 30, 2017 and 2016, respectively. In 2017, we incurred transaction costs of $1.7 million and unrealized foreign currency exchange losses of $2.0 million. These increased costs were partially offset by a reduction in servicing fees paid to BBAM. In 2016, we incurred $1.1 million of professional fees related to the restatement of our financial statements, $1.0 million of aircraft acquisition costs that were expensed and unrealized foreign currency exchange losses of $0.7 million.

Maintenance and other costs totaled $1.6 million and $1.9 million during the nine months ended September 30, 2017 and 2016, respectively. The decrease was primarily due to a reduction in remarketing activities.

Provision for income taxes was $4.5 million and benefit for income taxes was $6.1 million for the nine months ended September 30, 2017 and 2016, respectively. We are tax resident in Ireland and expect to pay the corporation tax rate of 12.5% on trading income and 25.0% on non-trading income. Our effective tax rate was negative 5,615.0% and negative 21.4% for the nine months ended September 30, 2017 and 2016, respectively. The difference between the statutory and effective tax rate in each period is primarily attributable to changes in valuation allowances and the amount of income earned by us in different tax jurisdictions. For the three and nine months ended September 30, 2017, we recognized a full valuation allowance for losses incurred by certain subsidiaries, primarily related to the aircraft impairment discussed above, due to past losses and insufficient expected future income to carry forward the losses for those subsidiaries. For the nine months ended September 30, 2016, the tax benefit was primarily due to our ability to use group relief to offset income taxes on repatriated earnings of a Cayman subsidiary for which a deferred tax liability was previously recorded.

Liquidity and Capital Resources

Overview

Our business is very capital intensive, requiring significant investment to maintain and expand our fleet. We have pursued a strategy of fleet growth. Since the beginning of 2013, we have spent approximately $3.1 billion to acquire 64 aircraft.

We have pursued opportunistic aircraft sales to rejuvenate our fleet. In 2015, we sold 44 aircraft. We sold an additional 27 aircraft in 2016, generating $209.3 million of cash, after repayment of the associated debt.

We finance our business with unrestricted cash, cash generated from operating leases, aircraft sales and debt financings. At September 30, 2017, we had $272.1 million of unrestricted cash. We also had ten unencumbered aircraft with an aggregate book value of $566.0 million.

In recent years, our debt financing strategy has been to diversify our lending sources and to utilize both secured and unsecured debt financing. Unsecured borrowings provide us with greater operational flexibility. Secured, recourse debt financing enables us to take advantage of favorable pricing and other terms compared to non-recourse debt. In addition, we continue to utilize secured, non-recourse indebtedness under our debt facilities and other aircraft secured borrowings.

Our sources of operating cash flows are principally distributions and interest payments made to us by our subsidiaries. These payments by our subsidiaries may be restricted by applicable local laws and debt covenants.

We expect that cash on hand and cash from operations will satisfy our liquidity needs through at least the next twelve months.

Our liquidity plans are subject to a number of risks and uncertainties, including those described under Item 3 “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2016.

Cash Flows of Fly for the nine months ended September 30, 2017 and 2016

We generated cash from operations of $138.0 million and $126.0 million for the nine months ended September 30, 2017 and 2016, respectively, an increase of $12.0 million.

Cash used in investing activities was $399.3 million and $233.4 million for the nine months ended September 30, 2017 and 2016, respectively. During the nine months ended September 30, 2017, we used $383.4 million of cash to purchase eight aircraft. During the nine months ended September 30, 2016, we used $505.8 million of cash to purchase eight aircraft, and sold 19 aircraft for net cash proceeds of $273.9 million. Payments for lessor maintenance obligations totaled $12.1 million and $1.9 million for the nine months ended September 30, 2017 and 2016, respectively.

Cash provided by financing activities for the nine months ended September 30, 2017 and 2016 totaled $15.1 million and $155.8 million, respectively. During the nine months ended September 30, 2017, we received (i) net proceeds of $184.7 million from secured borrowings and (ii) net maintenance reserve receipts of $42.7 million. These were partially offset by (i) repayments on our secured borrowings totaling $140.2 million, (ii) $47.0 million used to repurchase 3,558,635 shares and (iii) an increase in our restricted cash accounts of $27.8 million. During the nine months ended September 30, 2016, we (i) received net proceeds of $408.3 million from secured borrowings, (ii) decreased our restricted cash accounts by $113.0 million and (iii) received net maintenance reserve receipts of $48.6 million. These were partially offset by (i) repayments on our secured borrowings totaling $371.6 million and (ii) $37.9 million of share repurchases.

Maintenance Cash Flows

Under our leases, the lessee is generally responsible for maintenance and repairs, airframe and engine overhauls, and compliance with return conditions of aircraft on lease. In connection with the lease of a used aircraft we may agree to contribute additional amounts to the cost of certain major overhauls or modifications, which usually reflect the usage of the aircraft prior to the commencement of the lease. In many cases, we also agree to share with our lessees the cost of compliance with airworthiness directives.

We expect that the aggregate maintenance reserve and lease end adjustment payments we receive from lessees will meet the aggregate maintenance contributions and lease end adjustment payments that we will be required to make. For the nine months ended September 30, 2017, we received $56.4 million of maintenance payments from lessees, made maintenance payment disbursements of $13.7 million and also made payments for lessor maintenance obligations of $12.1 million.

Share Repurchases

In July 2016, our board of directors approved a $75.0 million share repurchase program expiring in December 2017. Under this program, we may make share repurchases from time to time in the open market or in privately negotiated transactions. As of September 30, 2017, approximately $19.3 million remained under this authorization.

During the nine months ended September 30, 2017, we repurchased 3,558,635 shares at an average price of $13.29 per share, or $47.3 million, before commissions and fees.

Financing

We finance our business with unsecured and secured borrowings. As of September 30, 2017, we were not in default under any of our borrowings.

Unsecured Borrowings

On December 11, 2013, we sold $300.0 million aggregate principal amount of unsecured 6.75% Senior Notes due 2020 (together with the Additional 2020 Notes (as defined below), the “2020 Notes”). On October 3, 2014, we sold $75.0 million aggregate principal amount of unsecured 6.75% Senior Notes due 2020 (the “Additional 2020 Notes”) and $325.0 million aggregate principal amount of 6.375% Senior Notes due 2021 (the “2021 Notes”).

The 2020 Notes and 2021 Notes are unsecured obligations of ours and rank pari passu in right of payment with any existing and future senior indebtedness of ours. The 2020 Notes have a maturity date of December 15, 2020 and the 2021 Notes have a maturity date of October 15, 2021.

Interest on the 2020 Notes is payable semi-annually on June 15 and December 15 of each year. Interest on the 2021 Notes is payable semi-annually on April 15 and October 15 of each year.

Pursuant to the indentures governing the 2020 Notes and 2021 Notes, we are subject to restrictive covenants which relate to dividend payments, incurrence of debt and issuance of guarantees, incurrence of liens, repurchases of common shares, investments, disposition of aircraft, consolidation, merger or sale of our company and transactions with affiliates. We are also subject to certain operating covenants, including reporting requirements. Our failure to comply with any of the covenants under the indentures governing the 2020 Notes or 2021 Notes could result in an event of default which, if not cured or waived, may result in the acceleration of the indebtedness thereunder and other indebtedness containing cross-default or cross-acceleration provisions. Certain of these covenants will be suspended if the 2020 Notes or 2021 Notes obtain an investment grade rating.

On October 16, 2017, we sold $300.0 million aggregate principal amount of unsecured 5.250% Senior Notes due 2024 (the “2024 Notes”). The net proceeds to us were approximately $294.2 million, after deducting the underwriters’ discounts and commissions and offering expenses payable by us. We used the net proceeds from the sale of the 2024 Notes, together with cash on hand, to discharge our outstanding 2020 Notes. The 2020 Notes will be redeemed on December 15, 2017. We anticipate that we will recognize approximately $19.7 million of debt extinguishment costs associated with the redemption of the 2020 Notes in the fourth quarter of 2017. The charge will include non-cash write-offs of unamortized debt discounts and debt issuance costs of $3.4 million.

Secured Borrowings

As of September 30, 2017, we had $1.9 billion principal amount outstanding on our secured borrowings.

We are subject to restrictive covenants under our secured borrowings which relate to the incurrence of debt, issuance of guarantees, incurrence of liens or other encumbrances, the acquisition, substitution, disposition and re-lease of aircraft, maintenance, registration and insurance of our aircraft, restrictions on modification of aircraft and capital expenditures, and requirements to maintain concentration limits.

Our loan agreements include events of default that are customary for these types of secured borrowings. Our failure to comply with any restrictive covenants, or any other operating covenants, may trigger an event of default under the relevant loan agreement. In addition, certain of our loan agreements contain cross-default provisions that could be triggered by a default under another loan agreement.

Securitization Notes

As of September 30, 2017, our subsidiary, B&B Air Funding, had $102.8 million principal amount outstanding on its aircraft lease-backed Class G-1 notes (the “Securitization Notes”), which were secured by nine aircraft. The final maturity date of the Securitization Notes is November 14, 2033.

The Securitization Notes bear interest at an adjustable interest rate equal to the current one-month LIBOR plus 0.77%. Interest expense also includes amounts payable to the provider of a financial guaranty insurance policy and the liquidity facility provider thereunder, as well as accretion on the Securitization Notes re-issued at a discount. Interest and any principal payments due are payable monthly.

All cash collected, including sale proceeds from the aircraft financed by the Securitization Notes, is applied to service the outstanding balance of the Securitization Notes, after the payment of certain expenses and other costs, including interest, interest rate swap payments, and the fees to the policy provider in accordance with those agreements.

B&B Air Funding is subject to operating covenants which relate to, among other things, its operations, disposition of aircraft, lease concentration limits, and restrictions on the modification of aircraft and capital expenditures. A breach of the covenants could result in the acceleration of the Securitization Notes and exercise of remedies available in relation to the collateral, including the sale of aircraft at public or private sale.

Nord LB Facility

As of September 30, 2017, we had $157.4 million principal amount outstanding under our debt facility with Norddeutsche Landesbank Gironzentrale (the “Nord LB Facility”), which was secured by six aircraft. The Nord LB Facility is structured with loans secured by each aircraft individually. The loans are cross-collateralized and contain cross-default provisions. Borrowings are secured by Fly’s equity interests in the aircraft owning and leasing subsidiaries, the related leases, and certain deposits.

The loans under the Nord LB Facility bear interest at one-month LIBOR plus 3.30% until the final maturity date of November 14, 2018. As of September 30, 2017 and December 31, 2016, the blended weighted average interest rate for the facility was 4.46% and 4.14%, respectively, excluding the amortization of debt discounts and debt issuance costs.

Under the terms of the Nord LB Facility, we apply 95% of lease rentals collected towards interest and principal. If no lease rental payments are collected in the applicable period for any financed aircraft, then no payment is due under the loan associated with that aircraft during such period. Any unpaid interest increases the principal amount of the associated loan.

In the event we sell any of the financed aircraft, substantially all sale proceeds (after payment of certain expenses) must first be used to repay the debt associated with such aircraft and then to repay the outstanding amounts which finance the remaining aircraft. In addition, any maintenance reserve amounts retained by us will be used to prepay the Nord LB Facility, provided such reserves are not required for future maintenance of such aircraft.

CBA Facility

As of September 30, 2017, we had $50.9 million principal amount outstanding under our debt facility with Commonwealth Bank of Australia and CommBank Europe Limited (the “CBA Facility”), which was secured by four aircraft. Fly has guaranteed all payments under the CBA Facility. These loans are cross-collateralized and contain cross-default provisions. The final maturity date of each of the four loans is October 28, 2020.

We make scheduled monthly payments of principal and interest on each loan in accordance with a fixed amortization schedule. If, upon the repayment of any loan, the ratio of the remaining principal amount outstanding under the CBA Facility to the aggregate appraised value of the financed aircraft is equal to or greater than 80%, we will be required to pay cash collateral in an amount sufficient to reduce this ratio to less than 80%.

Borrowings under the CBA Facility accrue interest at a fixed interest rate, ranging between 4.32% and 7.75%. The weighted average interest rate on all outstanding amounts was 5.50% and 5.45% as of September 30, 2017 and December 31, 2016, respectively, excluding the amortization of debt discounts and debt issuance costs.

The CBA Facility includes certain operating covenants, including reporting requirements. A breach of the covenants could result in the acceleration of outstanding indebtedness under the CBA Facility, and exercise of remedies available in relation to the collateral.

Term Loan

As of September 30, 2017, we had $436.9 million principal amount outstanding under our senior secured term loan (the “Term Loan”), which was secured by 27 aircraft. Fly has guaranteed all payments under the Term Loan.

On April 28, 2017, we completed an amendment of the Term Loan to (i) reduce the margin from 2.75% to 2.25%, (ii) eliminate the LIBOR floor of 0.75% and (iii) extend the maturity date from February 2022 to February 2023. We also upsized the Term Loan by $50.0 million. Subsequent to September 30, 2017, we had drawn the full amount to finance the acquisition of three aircraft.

On November 1, 2017, we completed another amendment of the Term Loan to reduce the margin from 2.25% to 2.00%. Until May 2018, the Term Loan can be prepaid in whole or in part for an amount equal to 101% of the outstanding principal amount being repaid. Thereafter, the Term Loan can be prepaid in whole or in part at par.

The Term Loan requires that we maintain a maximum loan-to-value ratio of 70.0% based on the lower of the mean or median of half-life adjusted base values of the financed aircraft as determined by three independent appraisers. The Term Loan also includes other customary covenants, including reporting requirements and maintenance of credit ratings.

Fly Acquisition III Facility

In February 2016, we, through a wholly-owned subsidiary, Fly Acquisition III Limited, entered into a revolving $385 million credit facility (the “Fly Acquisition III Facility”) to finance the acquisition of eligible aircraft. Borrowings are secured by the beneficial interests in Fly Acquisition III and each of its subsidiaries, the aircraft and related leases. The Fly Acquisition III Facility has an availability period expiring on February 26, 2019 and a maturity date of February 26, 2022. Fly has guaranteed Fly Acquisition III’s obligations under the facility.

As of September 30, 2017, we had $240.4 million principal amount outstanding, which was secured by nine aircraft.

We pay a commitment fee of 0.50% per annum on a monthly basis to each lender on the undrawn amount of our commitment until the termination of the availability period; provided that at any time from and after March 26, 2017 through the end of the availability period, the commitment fee will increase to 0.75% per annum if at least 50% of the total amount of commitments have not been drawn.

The interest rate under the facility is based on one-month LIBOR plus an applicable margin. The applicable margin is 2.00% through the expiration of the availability period, and will increase to 2.50% from February 27, 2019 through February 26, 2020 and 3.00% from February 27, 2020 through the maturity date of the facility.

The Fly Acquisition III Facility contains financial and operating covenants, including a covenant that we maintain a tangible net worth of at least $325.0 million and a specified interest coverage ratio, as well as customary reporting requirements. Violation of any of these covenants could result in an event of default under the facility. Also, upon the occurrence of certain conditions, including a failure by us to maintain a minimum liquidity of at least $25.0 million, Fly Acquisition III will be required to deposit maintenance reserves and security deposits received from lessees into accounts pledged to the security trustee.

Other Aircraft Secured Borrowings

We have entered into other aircraft secured borrowings to finance the acquisition of aircraft, one of which is denominated in Euros. As of September 30, 2017, we had $925.0 million principal amount of other aircraft secured borrowings outstanding, which was secured by 19 aircraft. Of this amount, $483.2 million was recourse to us.

These borrowings are structured as individual loans secured by pledges of our rights, title and interests in the financed aircraft and leases. In addition, Fly may provide guarantees of its subsidiaries’ obligations under certain of these loans, and may be subject to financial and operating covenants in connection therewith. The maturity dates of these loans range from September 2019 to June 2028.

Capital Expenditures

In addition to aircraft acquisitions, we expect to make capital expenditures from time to time in connection with improvements to our aircraft. These expenditures include the cost of major overhauls and modifications. In general, the costs of operating an aircraft, including capital expenditures, increase with the age of the aircraft. As of September 30, 2017, the weighted average age of our aircraft portfolio was 6.2 years.

Inflation

The effects of inflation on our operating expenses have been minimal. We do not consider inflation to be a significant risk to direct expenses in the current economic environment.

Item 3.	Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive due to many factors, including U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond our control. We are exposed to changes in the level of interest rates and to changes in the relationship or spread between interest rates. Our primary interest rate exposures relate to our lease agreements and our floating rate debt obligations such as the Securitization Notes, the Term Loan and other borrowings. As of September 30, 2017, we had 82 lease agreements associated with our flight equipment held for operating lease, 70 of which require the payment of a fixed rent amount during the lease term, and the remaining 12 require a floating rent amount based on LIBOR. Our floating rate indebtedness requires payments based on a variable interest rate index such as LIBOR. Therefore, increases in interest rates may reduce our net income by increasing the cost of our debt without any corresponding proportional increase in rents or cash flow from our leases.

We have entered into interest rate swap contracts to mitigate the interest rate fluctuation risk associated with our debt. We expect that these interest rate swap contracts will significantly reduce the additional interest expense that would be caused by an increase in variable interest rates.

Sensitivity Analysis

Assuming we do not hedge our exposure to interest rate fluctuations, a hypothetical 100 basis-point increase or decrease in our variable interest rates would have increased or decreased our interest expense by $16.3 million, and would have increased or decreased our revenues by $7.1 million and $6.2 million, respectively, on an annualized basis.

The fair value of our interest rate swap contracts is affected by changes in interest rates and credit risk of the parties to the swap. We determine the fair value of our derivative instruments using a discounted cash flow model which incorporates an assessment of the risk of non-performance by the swap counterparty and an evaluation of Fly’s credit risk in valuing derivative liabilities. The valuation model uses various inputs including contractual terms, interest rate curves, credit spreads, and measures of volatility. Changes in the fair value of a derivative that is designated and qualifies as an effective cash flow hedge are recorded in accumulated other comprehensive income, net of tax, until earnings are affected by the variability of cash flows of the hedged item. Any derivative gains and losses that are not effective in hedging the variability of expected cash flows of the hedged item or that do not qualify for hedge accounting treatment are recognized directly into income. As of September 30, 2017, the fair value of our interest rate swap derivative liabilities, excluding accrued interest, was $9.9 million. A 100 basis-point increase in the interest rate would reduce the fair value of our derivative liabilities by approximately $12.3 million. A 100 basis-point decrease in the interest rate would increase the fair value of our derivative liabilities by approximately $11.3 million. As of September 30, 2017, the fair market value of our interest rate swap derivative assets, excluding accrued interest, was $1.9 million. A 100 basis-point increase in the interest rate would increase the fair market value of our derivative assets by approximately $2.5 million. A 100 basis-point decrease in the interest rate would reduce the fair market value of our derivative assets by approximately $2.6 million.

Foreign Currency Exchange Risk

We receive substantially all of our revenue in U.S. Dollars. We have two leases pursuant to which we receive a portion of the rent amount in Euros, one of which has a secured borrowing that is partially denominated in Euros. A 10% increase or decrease in the Euro to U.S. Dollar exchange rate on the Euro denominated secured borrowing at September 30, 2017 would have resulted in a $2.2 million unrealized foreign exchange loss or gain.

During the nine months ended September 30, 2017 and 2016, we recorded unrealized foreign currency exchange losses of $2.0 million and $0.8 million, respectively, resulting primarily from a decrease in value of the U.S. Dollar relative to the Euro.

We pay substantially all of our expenses in U.S. Dollars. However, we incur some of our expenses in other currencies, primarily the Euro. Changes in the value of the U.S. Dollar relative to the Euro and other currencies may increase the U.S. Dollar cost to us to pay such expenses. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations. Volatility in foreign exchange rates could have a material impact on our results of operations.

Item 4.	Controls and Procedures

Not applicable.

PART II — OTHER INFORMATION

Item 1.	Legal Proceedings

We are not currently a party to any litigation or other legal proceeding that may have a material adverse impact on our business or operations. However, we are and may continue to be subject to various claims and legal actions arising in the ordinary course of business.

Item 1A.	Risk Factors

For a discussion of our potential risks and uncertainties, see the information under “Risk Factors” under the heading Item 3. “Key Information” in our Annual Report on Form 20-F for the year ended December 31, 2016, filed with the SEC on March 15, 2017 which is accessible on the SEC’s website at www.sec.gov as well as our website at www.flyleasing.com. The information on our website or that can be accessed through our website neither constitutes a part of this interim report nor is incorporated by reference herein.

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of a Publicly Announced Repurchased Plan	Approximate Dollar Value of Shares that may yet be Purchased Under the Plans or Programs (1)
July 2017	649,714	$13.75	649,714	$30.5 million
August 2017	572,866	$13.40	572,866	$22.8 million
September 2017	254,584	$13.75	254,584	$19.3 million

(1)
In July 2016, our board of directors approved a $75.0 million share repurchase program expiring in December 2017. Under this program, we may make share repurchases from time to time in the open market or in privately negotiated transactions.

Item 3.	Defaults Upon Senior Securities

None.

Item 4.	Mine Safety Disclosures

None.

Item 5.	Other Information

None.

Item 6.	Exhibits

None.